                                                    This filing is made pursuant
                                                    to Rule 424(b)(3) under
                                                    the Securities Act of
                                                    1933 in connection with
                                                    Registration No. 333-59135


                                 578,630 SHARES

                               ALPHA MICROSYSTEMS

                                  COMMON STOCK

        This Prospectus covers the resale of 578,630 shares (the "Shares") of Common Stock, no par value ("Common Stock"), of Alpha Microsystems, a California corporation (the "Company"). These Shares include (i) Shares issuable by the Company upon exercise of an underwriter's warrant expiring November 1, 1998 to purchase units (the "Units") consisting of one share of Common Stock and a Warrant to purchase one share of Common Stock issued to Princeton Securities Corporation ("Princeton") in connection with a public offering of units made by the Company on November 29, 1993 which Units were subsequently separated into 2 warrants (the "Underwriter's Warrant" and the "Underlying Warrant" to purchase common stock and distributed to certain principals of Princeton; and (ii) Shares issuable by the Company upon exercise of a warrant expiring August 15, 2001 (the "Dominick Warrant") issued to Dominick & Dominick Incorporated ("Dominick"). Princeton's transferees and Dominick are referred to herein as the "Selling Shareholders" and the Underwriter's Warrant, the Underlying Warrant and the Dominick Warrant are referred to herein as the "Warrants"). See "Selling Shareholders." This Prospectus relates solely to shares of Common Stock and neither the Units, the Warrants nor any other security is being offered hereby.

        The shares of Common Stock may be offered or sold by the Selling Shareholders from time to time in the Nasdaq National Market, or otherwise at market prices then prevailing, in negotiated transactions or otherwise. Brokers or dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. Such resales are subject to the prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"). The Company will not receive any of the proceeds from the resale of the Common Stock, but will receive the proceeds from the exercises of the Warrants. See "Selling Shareholders" and "Plan of Distribution." In connection with any such sales, the Selling Shareholders and any brokers and dealers participating in such sales may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended.

        The Common Stock of the Company is included for quotation on the Nasdaq National Market under the symbol "ALMI". On July 13, 1998 the closing price of the Common Stock as reported on the Nasdaq National Market was $3.5313 per share.

          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                SEE "RISK FACTORS" BEGINNING ON PAGE 4 HEREOF FOR
                    CERTAIN FACTORS RELATED TO THIS OFFERING.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE RESPECTIVE DATES AS TO WHICH INFORMATION HAS BEEN GIVEN HEREIN OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                        Prospectus dated August 11, 1998

                              AVAILABLE INFORMATION

        The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained or incorporated by reference in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to, or incorporated by reference in, the Registration Statement of which this Prospectus is a part, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto, which may be examined without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission upon payment of the prescribed fees. In addition, the Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at such address. Such reports, proxy statements and other information can also be inspected at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison, Chicago, Illinois 60661 or at the Commission's Website of "http://www.sec.gov". The Common Stock of the Company is quoted on the Nasdaq National Market. Consequently, such reports, proxy statements and other information concerning the Company may also be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                       DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

        (i) The Company's Annual Report on Form 10-K for the fiscal year ended February 22, 1998, as amended;

        (ii) The Company's Quarterly Report on Form 10-Q for the quarter ended May 24, 1998;

        (iii) The Company's Current Report on Form 8-K filed on June 3, 1998;

        (iv) The Company's Current Report on Form 8-K filed on July 7, 1998; and

        (v) The description of the Common Stock contained in the Company's Form 8-A Registration Statement filed with respect to the Common Stock pursuant to
Section 12 of the Exchange Act.

        All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of securities hereunder shall be deemed to be incorporated herein by reference and shall be made a part hereof from the date of the filing of such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or replaced for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

        The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, including any beneficial owner, on the written or oral request of any such person, a copy of any or all of the incorporated documents, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Requests shall be directed to Alpha Microsystems, 2722 South Fairview Street, Santa Ana, California 92704, Attention: Chief Financial Officer (telephone number (714) 957-8500). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the incorporated documents.

                                   THE COMPANY

        The following is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus and incorporated by reference herein.

        Alpha Microsystems, incorporated under California law on March 17, 1977, is a supplier of information technology ("IT") services and products. The Company historically had two principal lines of business: (1) the sale of computer and networking hardware and software products, and (2) the service of its own and third party hardware and software products as well as installation, training and consulting services. In recognition of the intensely competitive nature of the computer hardware industry and the migration towards open system environments and away from proprietary systems such as those primarily sold by the Company, while the Company continues to sell hardware products, it has focused its efforts on the expansion of its IT services business and the development and marketing of AlphaCONNECT, an Internet and intranet technology. In fiscal 1998, IT service revenues accounted for 68.4% of total revenues, and product sales (of which AlphaCONNECT technology revenues were not material) accounted for 31.6% of total revenues, as compared to fiscal 1993, when IT service revenues accounted for 37.3% of total revenues and product sales accounted for 62.7% of total revenues.

        The Alpha Microsystems Services Operation ("AMSO") provides multi-vendor hardware and software maintenance and repair services throughout the United States and Canada via a network of over 50 field offices linked to a national dispatch and advisory center. Through the Alpha Micro Technical Assistance Center, the Company responds to questions from dealers and end-users around the world via electronic and telephone communications' channels. AMSO services also include the design and installation of computer networks and consulting services related to site preparation work, such as electrical power and cabling analysis, air condition, humidity and static electricity problems and lightning protection for computer systems.

        The Company supports its customers with personal computer products through its AlphaDirect program, through which the Company markets third-party PC and peripheral products, as well as its proprietary family of AM Series computer systems that is based primarily on the Motorola 680XX family of microprocessors. The primary operating system licensed with the Company's products is AMOS, the Company's proprietary operating system. The Company also incorporates Novell NetWare, SCO, UNIX, AT&T, MS-DOS and Microsoft Windows, among others.

        The Company's AlphaCONNECT patent-pending software technology is not a single product, but rather a technology that has been realized as a core of cooperating components. These component parts can be combined in many different ways to create a multitude of applications including complete, stand-alone applications as well as modules that integrate into other systems. AlphaCONNECT is the underlying technology found in several applications developed and released by the Company including AlphaCONNECT StockVue, an agent application providing custom delivery of financial data from the Internet, and BusinessVue, an agent application that provides custom delivery of filtered, corporate and business information from the Internet. In addition, the Company has developed and released ACTools, a product line of Microsoft ActiveX components that targets software developers who work in a variety of programming languages.

        The Company currently markets its hardware products through approximately 180 dealers and distributors located in North America, Europe, Latin America, Australia and the Asia Pacific area in addition to direct marketing of hardware in its service operations. The Company's distribution of AlphaCONNECT is focused on several methods of distribution which include: (i) establishing OEM relationships with hardware and software developers and suppliers, as well as computer products distributors, (ii) creating relationships with on-line mass merchandisers and software retailers, (iii) direct marketing to corporate environments, (iv) developing associations with shareware providers, and (v) selling via the electronic marketplace of the Internet.

        The Company's headquarters are located at 2722 South Fairview Street, Santa Ana, California 92704 (telephone number 714-957-8500). The Company's World Wide Web address is http://www.alphamicro.com.

                                  RISK FACTORS

        The securities offered hereby are speculative and involve a high degree of risk and should not be purchased by anyone who cannot afford the loss of his, her or its entire investment. In addition to the other information contained or incorporated by reference in this Prospectus, prospective investors should carefully consider, among other things, the following risk factors in evaluating the Company and its business before purchasing any shares of Common Stock offered hereby. This Prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those projected including the risks described in this "Risk Factors" section. Factors that might cause such a difference include, but are not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed below and elsewhere in, or incorporated by reference in, this Prospectus. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such statements.

DECLINING REVENUES AND CASH FLOW FROM OPERATIONS; LOSSES

        Since the late 1980's, the Company's revenues from its traditional proprietary hardware business have declined in each of the Company's fiscal years. During fiscal 1998, the Company's product sales fell by 31.3% from prior fiscal year. During the fiscal year ended February 22, 1998 ("fiscal 1998"), the Company's service revenues also declined 9.6% from the prior fiscal year. As a result of each of the foregoing, the Company's total revenues for fiscal 1998 declined 17.8% from the prior fiscal year.

        The Company has also been experiencing declining cash flow from operations. During fiscal 1998, the Company's cash flow used in operations was $1,637,000 and its working capital position decreased by $4,397,000 from $8,730,000 at end of fiscal 1997 to $4,333,000 at the end of fiscal 1998. For first quarter of fiscal 1999, the Company's cash flow used in operations was $1,248,000 and the Company's working capital position decreased to $2,685,000. During fiscal 1998, the Company satisfied its financial obligations through use of cash on hand. The Company's current assets have decreased from $12,378,000 at the end of fiscal 1997 to $9,754,000 at the end of fiscal 1998, and to $7,710,000 at the end of the first quarter of fiscal 1999. As of February
22, 1998, the Company had borrowed $1,000,000 on its then existing credit facility. The Company as of May 24, 1998 refinanced such $1,000,000 of outstanding borrowings under a new credit facility which provides for a maximum working capital borrowings of $2,000,000, of which, based on eligible receivables, approximately $1,200,000 is available. The Company also obtained a $1,000,000 acquisition term facility for approved acquisitions, all borrowings under which mature one (1) year from funding. Management believes that the Company has sufficient capital resources to meet its financial obligations during the next twelve months. However, if total revenues decline at a higher rate than anticipated, the Company may not be able to generate sufficient cash flow, when combined with available cash balances and bank borrowings, to satisfy the Company's financial obligations as they become due. In such event, the Company may, among other things, be forced to reduce current expenditures for product development and service operations or reduce expansion of its products development and/or service operations that are contemplated.

        In response to its declining revenues and cash flow from operations, the Company has refocused its business towards areas which the Company believes offer higher growth potential, divested itself of certain non-strategic and/or unprofitable operations and products lines, and changed its manufacturing emphasis from the manufacturing of hardware products toward assembling and integrating outsourced assemblies and components. These steps have eliminated certain unprofitable subsidiaries and product lines and have significantly reduced the Company's cost of overhead, direct labor, inventory and leased premises. Nevertheless, the Company has continued to incur net losses.

        For fiscal 1998, the Company reported a net loss of $3,297,000, which included $2,281,000 of expenses attributable to the marketing and launching of the AlphaCONNECT software products. For first quarter of fiscal 1999, the Company reported an operating loss of $989,000. For the 1997 and 1996 fiscal years, the Company reported net losses of $2,770,000 and $3,575,000, respectively. As of May 24, 1998, the Company had an accumulated deficit of $21,750,000.

        Additionally, the Company typically operates with a relatively small backlog. As a result, quarterly sales and operating results generally depend on the volume of, time of and ability to fulfill orders received within the quarter, which are difficult to forecast. In the Company's most recent quarters, a disproportionate share of the sales occurred in the last month of the quarter. These occurrences are extremely difficult to predict and may happen in the future. The Company's ability to meet financial expectations could be hampered if the nonlinear sales pattern continues. Accordingly the cancellation or delay of even a small percentage of customer purchases could adversely affect the Company's results of operations in the quarter. A significant portion of the Company's net sales in prior periods have been derived from relatively large sales to a limited number of customers, and therefore the failure of the Company to secure expected large sales or the loss of a significant customer may have a material adverse impact on results of operations. A significant portion of the Company's expense levels is relatively fixed in advance based in large part on the Company's forecasts of future sales. If sales are below expectations in any given quarter, the adverse impact of the shortfall on the Company's operating results may be magnified by the Company's inability to adjust spending to compensate for the shortfall.

IT SERVICES GROWTH STRATEGY; RISKS OF ACQUISITIONS

        Alpha Microsystems' business strategy for its IT (Information Technology) services operation is to grow through complementary acquisitions and alliances, in addition to leveraging existing infrastructure. Any such transactions would be accompanied by the risks commonly encountered in such transactions. In particular, acquisitions of high-technology companies include such risks as the difficulty of assimilating the operations and personnel of the combined companies, the potential disruption of the Company's ongoing business, the inability to retain key technical and managerial personnel, the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired businesses, the incurrence of additional expenses associated with amortization of acquired intangible assets, the difficulty of maintaining uniform standards controls, procedures and policies, the impairment of relationships with employees and customers as a result of any integration of new personnel, as well as the diversion of management's attention during the acquisition and integration process. The Company does not have significant experience in the identification and management of acquisitions, and the success of its acquisitions, if any will depend on the effective management of the foregoing risks. The Company may not overcome these risks or any other problems encountered in connection with acquisitions, investments, joint ventures and strategic alliances, which could have a material adverse effect on the Company's business, prospects, financial condition and results of operation.

        In the last fiscal year the Company acquired M&J Technologies and the telephony service division of Applied Cellular Technology Corporation ("ATI"). The purpose of these acquisitions was to significantly increase service revenues for the Company. However, to date the Company has not realized the anticipated contribution to the results of operations from the ATI service division acquisition, and it is not clear whether it will ever realize such contribution from such acquisition. In July 1998, the Company entered into an agreement to acquire Delta Computec Inc. ("DCI") (see "Recent Developments"). DCI, if completed, will be the Company's largest acquisition to date. There are no assurances the Company will be able to successfully maintain the business of DCI or that DCI will contribute positively to the Company's results of operations.

NEW PRODUCT DEVELOPMENT; UNPROVEN COMMERCIAL VIABILITY OF ALPHACONNECT AND UNCERTAINTIES OF THE INTERNET MARKET

        The Company developed in 1996, AlphaCONNECT, a software tool for collecting data from Internet sites using Hyper Text Transfer Protocol ("HTTP") and File Transfer Protocol ("FTP") standards and from legacy applications running on corporate intranets and local area networks, and since 1996 the Company has devoted significant resources to the development and marketing of products based on such technology. The market for AlphaCONNECT proprietary Internet technology, its family of products and other similar Internet-based services and products has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed services and products for use on the Internet. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. The industry is young and has few proven products. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access, and quality of service) remain unresolved and may impact growth of Internet use. At this time, the Company's primary AlphaCONNECT products, StockVue and BusinessVue, are distributed without charge and the Company has realized only minimal revenues from customized application and advertising opportunities. There are no assurances of the Company's ability to develop or obtain sufficient Internet market share to generate significant revenues from the sale of its AlphaCONNECT family of products.

        Because the market for AlphaCONNECT technology and its family of products is new and evolving, it is difficult to predict the future growth rate and size of this market. Consequently, there can be no assurance that a profitable market for AlphaCONNECT and its family of products will develop. Moreover, if the Internet becomes saturated with competing products, the Company's business, results of operations, financial condition and prospects could be materially adversely affected.

        In addition, with respect to the Company's AlphaCONNECT technology and its family of products, the market for Internet services and products is intensely competitive. Since there are no substantial barriers to entry for Internet services and products, the Company expects competition in these markets to persist, intensify and increase in the future. The Company believes that the principal competitive factors in these markets are name recognition, performance, ease of use and functionality. In the future, the Company may encounter competition from on-line service providers, Web site operators, providers of Web browser software (such as Netscape or Microsoft) and other Internet services and products that incorporate data retrieval, collection and conversion features into their offers, as well as competition from computer operating systems companies, which in the past have bundled software with their operating systems at little or no additional cost to users. Consequently, if commercially viable, AlphaCONNECT technology and its family of products will likely at some point be subject to price erosion due to free client software distributed by on-line service providers, Internet access providers, operating systems providers and others.

        The Company has realized minimal revenues from sales of its AlphaCONNECT family of products. It is unknown if the AlphaCONNECT technology and its family of products will be commercial viable. Any failure of AlphaCONNECT to become a commercially viable product would have a material adverse effect on the Company's business, results of operation, financial condition and prospects and consequently, on the market price of the Company's securities.

POSSIBLE NEED FOR ADDITIONAL CAPITAL

        The Company believes that its anticipated cash flow from operations and credit facilities will be sufficient to satisfy the Company's capital requirements based upon current operating plans. The Company's future capital requirements depend on a variety of factors, including, but not limited to, the success of the Company's service strategy, the levels of the Company's future revenues, the amount of product research, marketing, promotion and advertising undertaken by the Company with respect to software such as the AlphaCONNECT technology and its family of products, the extent to which the Company's service and software revenues offset continued declines in the Company's traditional hardware product sales, as well as the Company's ability to increase service revenues and effectively manage its assets, such as inventories, receivables and plant and equipment. However, there can be no assurance even with the proceeds which the Company will receive through the exercise of warrants by the Selling Shareholders that the Company will have funds to implement its strategies. Although the Company has entered into a letter of intent and commitment letter pursuant to which ING Equity Partners II, L.P. will provide up to $20 million to the Company (the "ING Transaction") (see "Recent Developments"), there is no assurance that such transaction will be consummated or, if necessary, that the Company would be able to raise additional funds on terms acceptable to the Company.

FINANCIAL COVENANT COMPLIANCE

        The Company has in place a secured credit facility (the "Bank Loan") under which the Company may borrow up to a maximum of $2,000,000 (subject to a limitation equal to 75% of the Company's eligible accounts receivables) at a rate of 2.0% over the prime rate in effect from time to time, to fund the Company's working capital requirements and a $1,000,000 term loan at a rate of 2.5% over the prime rate in effect to fund approved acquisitions. The terms of the Bank Loan include certain financial covenants requiring the Company to periodically satisfy tangible net worth, debt to tangible net worth, and quick ratio minimum requirements. If the

Company is unable to satisfy such requirements and is deemed to be in default on the Bank Loan, the Company would be forced to attempt to renegotiate the Bank Loan. In such event, there is no assurance that the Company will be successful in renegotiating the Bank Loan covenants or that any renegotiated terms would be favorable to the Company, or, that in the event the Company is unsuccessful in renegotiating the covenants, that it will be able to obtain replacement financing from a new lender on terms favorable to the Company.

COMPETITION; RAPID TECHNOLOGICAL CHANGE

        The computer industry is characterized by rapid technological changes and product obsolescence and the Company, in particular, faces severe competitive pressures as many competitors have aggressively targeted the broad range of market segments in which the Company's products and services compete. The Company's competition includes a large number of hardware manufacturers, service providers, software developers and resellers, many of which have longer operating histories, greater name recognition, larger installed customer bases and databases and significantly greater financial, technical and marketing resources than the Company. Such competitors may be able to undertake more extensive marketing campaigns and make more attractive offers to potential employees, distribution partners, advertisers and content providers. As a result of their greater resources, they may also be better able than the Company to modify and enhance their products to meet changing market demands. Due to the declining popularity of proprietary systems in favor of open systems such as Microsoft Windows, there are an ever declining number of distributors, dealers and developers of software and related products for use with the Company's proprietary systems, which continues to have an adverse effect upon the Company's competitive position. There can be no assurance that competition from existing competitors will not substantially increase, that established or new companies will not enter the market in direct competition with the Company or that the Company will be able to compete successfully with such existing or new competitors. In addition, the widespread adoption of new technologies and/or standards in the Internet or telecommunications marketplace could require substantial expenditures by the Company to modify or adapt AlphaCONNECT technology and its family of products which, in turn, would fundamentally affect the character, viability and frequency of Internet-based advertising, either of which could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

        The Company's future success will depend in significant part on its ability to adapt to rapidly changing technologies, keep its products competitively priced, maintain and enhance its market position, adapt its services and products to evolving industry standards, and continually improve the performance, features and reliability of its services and products in response to both evolving demands of the marketplace and competitive service and product offers. There can be no assurance that the Company will have the resources to respond to this rapidly evolving market.

VULNERABILITY OF COMPANY'S HARDWARE DISTRIBUTION NETWORK

        A substantial portion of the Company's revenues from the sale of hardware products during the last fiscal year were derived from sales to distributors and dealers. Distributors and dealers of hardware products, and especially the Company's distributors and dealers are facing extreme pricing pressures, competition from other distribution channels, limited application software development and other adverse market conditions. As a result, the number of distributors and dealers selling the Company's hardware products has declined and those that remain are more motivated to sell open systems, as opposed the Company's proprietary hardware products, due to broader market opportunities. Sales of the Company's hardware products are dependent upon several large dealers and distributors, the loss of any of which could have a material adverse effect on the Company's business and results of operations. In addition, a significant decrease in sales to the Company's existing distributors, or termination of existing relationships with such existing distributors which are not offset by increases in sales to other existing or new distributors, could have a material adverse effect upon the Company's business, results of operations, financial condition and prospects.

PRODUCT LIABILITY

        The nature of the Company's businesses expose it to risk from product liability claims. The Company currently maintains product liability insurance for its products worldwide, with limits of $11,000,000 per occurrence and $12,000,000 in aggregate, per annum. However, such coverage is becoming increasingly expensive and there can be no assurance that the Company's insurance will be adequate to cover future product liability claims, or that the Company will be successful in maintaining adequate product liability insurance at commercially reasonable rates. Any losses that the Company may suffer from future liability claims, including the successful assertion against the Company of one or a series of large uninsured claims in excess of the Company's coverage, may have a material adverse effect on the Company's business, financial condition and results of operations. Even if the Company is successful in the defense of product liability claims, the defense of product liability claims generally requires substantial expenditures of funds and management time which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any product liability litigation may have a material adverse effect on the reputation and marketability of the Company's products and related services.

ABILITY TO OBTAIN COMPONENTS

        Although the Company generally uses standard parts and components for its products, certain components, including certain key microprocessors and integrated circuits, are presently available only from a single source or from limited sources. The Company has no supply commitments from its vendors and generally purchases components on a purchase order basis as opposed to entering into long term procurement agreements with vendors. The Company has generally been able to obtain adequate supplies of components in a timely manner from current vendors or, when necessary to meet production needs, from alternate vendors. The Company believes that, in most cases, alternate vendors can be identified if current vendors are unable to fulfill needs. However, delays or failure to identify alternate vendors, if required, or a reduction or interruption in supply, or a significant increase in the price of components could adversely affect the Company's revenues and financial results and could impact customer relations.

LIABILITY FOR INFORMATION RETRIEVED FROM THE INTERNET

        Because materials may be downloaded utilizing AlphaCONNECT, or its family of products, through an on-line or Internet service operated by Internet access providers which is in turn subsequently distributed to others, there is a potential that claims may be made against the Company for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of such materials. Although the Company carries general liability insurance, the Company's insurance may not cover potential claims of this type, or may not be adequate to indemnify the Company for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage, as well as devotion of Company resources to respond to such a claim, could have a material adverse effect on the Company's business, results of operations, financial condition and prospects.

YEAR 2000 UNCERTAINTIES

        Many computer systems were not designed to handle any dates beyond the year 1999, and therefore many computer hardware and software systems will need to be modified prior to the Year 2000 in order to remain functional. Many enterprises will be devoting a substantial portion of their spending to resolve the upcoming Year 2000 problem. The Year 2000 issue could lower demand for the Company's hardware products while increasing the Company's costs. These combining factors could have a material adverse impact on the Company's financial results.

        The Company believes the majority of its products are currently Year 2000 compliant, and future costs to make the Company's products Year 2000 compliant are not anticipated to be material. There can be no assurance that systems developed by third parties that interface with or contain the Company's products will timely achieve Year 2000 compliance. Any failure of these third parties' systems to timely achieve Year 2000 compliance could have a material adverse effect on the Company's business, financial condition and result of operations. The Company believes that its internal systems are Year 2000 compliant or will be upgraded or replaced in connection with previously planned changes to information systems prior to the need to comply with Year 2000 requirements.

POSSIBLE LOSS OF TAX BENEFITS

        Under the Internal Revenue Code (the "Code"), the Company would be permitted to eliminate or reduce its Federal tax liability based on the Company's future income, if any, due to the fact that the Company sustained net operating losses in prior years. At February 22, 1998, the Company had federal net operating loss carryforwards for financial and tax reporting purposes of approximately $24,000,000, which begin to expire in 2006, if not utilized.

        If, however, there is a change of more than 50% in the ownership of the Company during any three year period (an "Ownership Change"), the Company's ability to utilize its NOLs annually could be significantly limited and its Federal tax liability based on income, if any, could be substantially increased. The exercise of a substantial number of Warrants will increase the likelihood that there could be an Ownership Change under the Code. Moreover, other changes in the equity ownership of the Company (including the contemplated ING Transaction) could cause an Ownership Change under the Code, which could result in significant limitations on the Company's ability to utilize its remaining NOLs.

DEPENDENCE ON KEY EMPLOYEES; SEVERANCE OBLIGATIONS

        The Company's success depends to a significant extent upon the continued service of its key personnel, and on its ability to continue to attract, retain and motivate highly qualified technical, marketing, sales, management and other personnel. Due to the Company's limited financial resources, the Company's ability to attract the technical, marketing, sales and management personnel necessary to capitalize on its market opportunities has been negatively impacted. As a result, the Company believes that it does not have sufficient personnel at various management levels. The loss of services of Douglas J. Tullio, the Company's President and Chief Executive Officer, John F. Glade, the Company's Vice President of Engineering and Manufacturing, Jeffrey J. Dunnigan, the Company's Vice President and Chief Financial Officer, Randy Parks, the Company's Vice President Services or Denny Michael, the Company's Vice President Marketing, could have a material adverse effect on the Company. The Company does not have key-man life insurance on the lives of any of such officers. Additionally, if the acquisition of DCI is consummated, the loss of John DeVito, currently DCI's Chief Operating Officer, could have a material adverse effect on the Company.

BUSINESS DEVELOPMENT AND EXPANSION RISKS:  POSSIBLE INABILITY TO MANAGE GROWTH

        The Company's business plan will, if successfully implemented, result in rapid expansion of its operations. Rapid expansion of the Company's operation may place a significant strain on the Company's management, financial and other resources. The Company's ability to manage future growth, should it occur, will depend upon its ability to identify, attract, motivate, train and retain highly skilled managerial, financial, engineering, business development, sales and marketing and other personnel. Competition for such personnel is intense. Moreover, the Company must continue to monitor operations, control costs, maintain effective quality controls and significantly expand the Company's internal management, technical, information and accounting systems. There can be no assurance that the Company will successfully implement and maintain such operational and financial systems or that it will successfully obtain, integrate and utilize the management, operational and financial resources necessary to manage a developing and expanding business in an evolving competitive industry. Any failure to expand these areas and to implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the growth of the Company's business could have a material adverse effect on the Company's business prospects, financial condition and results of operation.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

        The Company's operations are subject to a number of federal, state and local laws relating to environmental, health, safety and labor matters applicable to business generally. The Company believes its business is operated in substantial compliance with all material applicable government regulations. However, there can be no assurance that future regulations will not require the Company to modify its products, business or operations to meet environmental, health safety or labor requirements, or that the Company will be able, for financial or other reasons, to comply with such future requirements. Failure to comply with future governmental regulations could subject the Company to fines and injunctions, which could result in a material adverse effect on the Company's business, results of operations and financial condition. Although the Company is not aware of any claim involving violation of environmental , health, safety or labor laws or regulations, there can be no assurance that such claim may not arise in the future, which may have a material adverse effect on the Company's business, results of operations and financial conditions.

        With respect to AlphaCONNECT, and its family of products, there are currently few laws or regulations directly applicable to access or communication on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, characteristics and quality of products and services. The adoption of any additional laws or regulations may decrease the growth of the Internet, which could in turn decrease any prospective demand for AlphaCONNECT and its family of products or otherwise have an adverse effect on the Company's business, results of operations, financial condition and prospects.

PROPRIETARY TECHNOLOGY; POTENTIAL LITIGATION

        The Company regards its various hardware and software products and technologies as proprietary and has generally attempted to protect them with copyrights, trademarks, patents, trade secret laws, restrictions on disclosure and transferring title and other methods. The Company believes that its various hardware and software products and technologies do not infringe on any third party's copyrights, trademarks, patents or trade secrets.

        In addition to claiming standard copyright protection, the Company initially submitted a provisional patent application, followed within one year by a regular patent application to the United States Patent and Trademark Office with respect to certain aspects of its AlphaCONNECT technology. There can be no assurance that any patent will be issued with respect to any aspect of AlphaCONNECT. The Company may separately decide to abandon prosecution prior to issuance of a patent. In addition, there can be no assurance that the date of filing of the provisional patent application will provide priority for a later filed regular patent application. If any patent issues, there can be no assurance that any claims allowed will be sufficiently broad to protect the Company's technology, to deter competitors or to prevent third parties from developing equivalent technology that does not infringe such claims, or that the patent will not otherwise be circumvented. In addition, there can be no assurance that any patents that may be issued will not be challenged, invalidated or circumvented, or that any rights granted thereunder would provide proprietary protection to the Company and its investment in AlphaCONNECT. Failure of any patents to provide protection of the Company's technology may make it easier for the Company's competitors to offer technology equivalent to or superior to the Company's technology.

        Despite precautions that the Company takes to prevent or inhibit unauthorized use of its software products, it may be possible for a party to copy or otherwise obtain and use the Company's AlphaCONNECT product or technology or other of the Company's software products without authorization, or to develop similar technology independently. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries, and the global nature of the Internet makes its virtually impossible to control the ultimate destination of the Company's software products. Hence, policing unauthorized use of the Company's technology is difficult.

        In the event of a legal challenge to the Company's technology, the Company would be required to defend its patents and trademarks and there can be no assurance that the Company would prevail in such a proceeding. In addition, the Company must identify and prosecute infringement by others to enforce the Company's intellectual property rights and protect the Company's trade secrets, or to determine the validity and scope of the proprietary rights of others. Trademark and patent litigation entails substantial legal and other costs and, therefore, there is no assurance that the Company has or will have the financial, management, or other resources necessary to undertake or defend against such litigation in order to enforce or protect the Company's rights and, in any event, such litigation is likely to result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, results of operations, financial condition and prospects.


                                      -10

LIMITATION ON MARKET MAKING ACTIVITIES

        Pursuant to certain rules of the Securities and Exchange Commission, any soliciting agent of the exercise of the Warrants and any other participant in the distribution will be prohibited from engaging in any market making activities or solicited brokerage activities with regard to the Company's securities for the period beginning on the later of nine business days prior to the commencement to offer or sales of the securities or the time such person becomes a participant in the distribution until the termination of such participation in the distribution (the "Abstention Period"). As a result, a soliciting agent or other participant in the distribution may be unable to continue to provide a market for the Company's securities during certain periods while the Shares are being sold hereunder. During the Abstention Period, the price of the Company's Common Stock and Public Warrants could experience greater volatility to the extent that the withdrawal of any soliciting agent and other participants in the distribution as market makers could create a less efficient or less fluid market for the Company's securities. Although the Company and its agents would attempt to identify and encourage other broker-dealers to act as market makers for the Company's securities during the Abstention Period, there can be no assurance that they will be successful, or that the Company's securities will not experience such greater volatility.

VOLATILITY OF STOCK PRICE; NO DIVIDENDS

        The trading price of the Common Stock has been, and is likely to continue to be, highly volatile and in the future could be subject to wide fluctuations in response to factors such as actual or anticipated variations in quarterly operating results, announcements of technological innovations, changes in the status of the Company's strategic alliances, new sales formats or new products or services by the Company or its competitors, changes in financial estimates by securities analysts, conditions or trends in Internet markets, changes in the market valuations of the Internet Companies, announcements by the Company or its competitors of significant acquisitions, strategic alliances, joint ventures or capital commitments, additions or departures of key personnel, sales of common stock and other events or factors, many of which are beyond the Company's control. In addition, the stock market in general, and the market for Internet-related and technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. There can be no assurance that the daily trading volume will continue at its recent level or that an active trading market will be maintained for the Company's securities and, therefore, holders of the Company's securities may not be able readily to liquidate their investment in the event of an emergency, or otherwise. The trading prices of many technology companies' stocks are at or near historical highs and reflect valuations substantially above historical levels. There can be no assurance that these trading prices and valuations will be sustained. These broad market and industry factors may materially and adversely affect the market price of the Common Stock, regardless of the Company's operating performance. Fluctuations in the market price of the Company's Common Stock may in turn adversely affect the Company's ability to complete any targeted acquisitions, its access to capital and financing and its ability to attract and retain qualified personnel. Moreover, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against such company. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

        The Company has not paid any dividends upon its Common Stock since its inception and does not anticipate paying any such dividends in the foreseeable future. Earnings of the Company, if any, are expected to be used to finance the development and expansion of the Company's business. Should the Company desire to pay dividends, any such dividends would be subject to the prior written consent of the Company's lender and to any preferential rights to receive dividend payments contained in any securities subsequently issued by the Company.

POSSIBLE NEGATIVE EFFECTS OF PREFERRED STOCK; AUTHORIZED COMMON STOCK

        Although no such shares are presently issued, the Company is authorized to issue 5,000,000 shares of preferred stock ("Preferred Stock"), the designation, rights and preferences of which (including voting, dividend conversion, redemption and liquidation rights, and sinking fund provisions) may be fixed by the Company's Board of Directors, from time to time, without further shareholder action, and the Company intends to issue Preferred Stock in connection with the ING Transaction (see "Recent Developments"). It is contemplated that shares of Preferred Stock will be issued with rights superior to the rights of the Common Stock and with rights and preferences that could make the possible takeover or merger of the Company or sale of the Company's assets to a third party or the removal of management of the Company more difficult and otherwise adversely impact the rights of holders of Common Stock. In addition, the Company has a significant number of authorized but unissued shares of Common Stock which can be issued in the future by the Board of Directors. The potential for the issuance either of any of the Preferred Stock with any of the foregoing provisions or any of the authorized but unissued shares of common stock, together with certain provisions of California law, may also have the effect of delaying or preventing changes in control or management of the Company which could adversely affect the market price of the Company's Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

        The sale of substantial amounts of the Company's Common Stock in the public market, including the sale of the Shares issuable upon exercise of the Underwriter's Warrant, the Underlying Warrant and the Dominick Warrant, or the prospect of such sales, could materially and adversely affect the market price of the Common Stock. As of July 13, 1998, the Company had outstanding 10,914,112 shares of Common Stock and warrants to purchase 636,963 shares of Common Stock, as well as options to purchase up to 939,939 shares of Common Stock under various options plans. Additionally, the Company intends as part of the ING Transaction (see "Recent Developments") to issue a substantial amount of Preferred Stock which will be convertible in certain events into Common Stock. Further, the holders of the warrants and options may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company.

                               RECENT DEVELOPMENTS

               The Company has signed a definitive Merger Agreement pursuant to which the Company will acquire Delta CompuTec Inc. ("DCI") (NASDAQ:DCIS), subject to the satisfaction of certain conditions, including completion of the initial funding by ING Equity Partners II, L.P. ("ING") as described below. The Company's investment of $8.2 million will be for the purchase of all outstanding shares and the repayment of all outstanding indebtedness of DCI at the time of closing. Under the agreement, DCI will become a wholly-owned subsidiary of the Company. DCI reported revenues of $13.4 million for fiscal 1997, and net earnings of $574,253. DCI provides management and consulting services, as well as services that include network design, installation and maintenance.

               On August 7, 1998 the Company and ING signed a Securities Purchase Agreement (the "Purchase Agreement") whereby ING agreed, subject to certain conditions, to invest up to $20 million in redeemable exchangeable preferred stock (the "Redeemable Preferred Stock") of the Company. The Purchase Agreement provides for the purchase of Redeemable Preferred Stock, Voting Preferred Stock, and Warrants by ING in three tranches of $8 million, $7 million, and up to $5 million. The terms and conditions of ING's investments are subject to the certain conditions, including the Company's completion of the acquisition of Delta CompuTec Inc. on or before the closing (the "First Closing") of the first tranche, which must occur on or before September 4, 1998. The second and third tranches of $7 million and up to $5 million, respectively, are also subject to approval of the Company's shareholders.

               Dividends will be payable on the Redeemable Preferred Stock to be purchased by ING at an initial 9% cumulative annual dividend rate, which increases to 11% on July 1, 2000 and thereafter increases an additional 1% annually. The Redeemable Preferred Stock is subject to mandatory redemption upon the earlier of (i) June 30, 2000 (extended to June 30, 2005 upon the closing of the second tranche), (ii) a change in control of the Company, or (iii) a material default in the Company's obligations under the ING transaction documents or the terms of any indebtedness for borrowed money in excess of $1,000,000. In addition, ING has the option to require the Company to exchange the Redeemable Preferred Stock for subordinated debentures with interest, maturities, and other terms substantially similar to the Redeemable Preferred Stock at any time after October 30, 1998 (December 31, 1999 if the second tranche is closed).

               In connection with ING's initial $8 million investment in Redeemable Preferred Stock, ING will be granted warrants (the "Initial Warrants") to purchase 2,181,448 shares, or approximately 19.9% of the currently outstanding shares of common stock of the Company, for an initial price $1.50 per share. In the event shareholder approval is obtained and the closing (the "Second Closing") of the second tranche of $7 million occurs, the price at which ING will be permitted to purchase such stock will be increased to $2.50 per share, and ING will be granted warrants (the "Second Closing Warrants") to purchase for $2.50 per share additional shares of common stock which, together with the shares purchasable pursuant to the Initial Warrants, will total 5,833,188 shares, or approximately 33% percent of the outstanding shares of the common stock of the Company on a fully diluted, post-issuance basis. The Second Closing must occur on or before October 30, 1998. If the Company elects to close (the "Third Closing") the third tranche, subject to certain conditions ING will invest up to an additional $5 million, the proceeds from which must be used for certain acquisitions. In such event, ING will be granted warrants (the "Third Closing Warrants") to purchase for $2.50 per share additional shares of common stock which, together with the shares purchasable pursuant to the Initial Warrants and the Second Closing Warrants will total up to 8,753,626 shares, or approximately 42% of the outstanding shares of common stock of the Company on a fully diluted, post-issuance basis. The Third Closing must occur, if at all, on or before June 30, 1999. If the Company elects to redeem the Redeemable Preferred Stock prior to June 30, 2000, the shares purchasable pursuant to the Warrants will be reduced by approximately 600,000 shares, assuming all three tranches are closed.

               The Warrants expire on August 6, 2008 and contain certain provisions, including provisions providing for an optional cashless exercise and anti-dilution provisions in the event of certain future dilutive issuances of common stock or convertible securities. These adjustments vary depending on the type of action taken by the Company.

               In general, except as required by law or as set forth in the Certificate of Determination, holders of Redeemable Preferred Stock will not be entitled to vote. However, the holders of the Redeemable Preferred Stock have the right to approve certain significant corporate actions, including the issuance of securities, acquisitions, dispositions, and other material transactions other than in the ordinary course of business and consistent with past practice. In addition, the holders of the Voting Preferred Stock are entitled to vote together with the holders of the common stock on all matters submitted to the shareholders for consideration, vote or approval, and to cast the number of same number of votes as a holder of the shares of common stock issuable upon exercise of the then unexercised portion of the Warrants held by such holder of Voting Preferred Stock would be entitled to cast. The Voting Preferred Stock is not entitled to dividends, and in the event of a liquidation of the Company, is entitled to be paid the original cost of the Voting Preferred Stock before payment is made upon any shares of any other class of capital stock of the Company other than the Redeemable Preferred Stock.

               Pursuant to the Purchase Agreement, the Company has agreed to expand its board of directors to six members as of the First Closing, and elect two members designated by ING to the Company's board of directors at the First Closing. At the Second Closing, the number of members of the Company's board of directors will be increased to seven and ING will have the right to designate a total of three nominees to serve on the board of directors. In addition, the Purchase Agreement grants ING certain rights to purchase its pro rata share of certain issuances of new securities offered by the Company.

               There is no assurance either that the acquisition by the Company of DCI or any of the three tranches of the ING Transaction will be consummated.

                                 CAPITALIZATION

               The following table sets forth the capitalization of the Company
(i) at May 24, 1998, and (ii) as adjusted to reflect the exercise of all Warrants outstanding on February 22, 1998 and the application of the estimated net proceeds therefrom of $1,470,000, after deducting estimated expenses aggregating approximately $50,000.


                                                           As of May 24, 1998
                                                          --------------------
                                                                         As
                                                           Actual     Adjusted
                                                          -------     --------
                                                         (dollars in thousands)
Long-term and convertible debt  ......................    $    60    $     60

Shareholders' equity:

  Preferred Stock, no par value; 5,000,000 shares
    authorized; none issued...........................         --          --

  Common Stock, no par value; 20,000,000 shares
    authorized; 10,914,112 shares outstanding,
    actual;(1) 11,492,742 shares outstanding, as
    adjusted(1).......................................     31,011      32,481

Accumulated deficit  .................................    (21,750)    (21,750)


Foreign currency translation adjustment  .............         44          44
                                                          -------    --------

  Total shareholders' equity  ........................      9,305      10,775
                                                          -------    --------

  Total capitalization  ..............................    $ 9,365    $ 10,835
                                                          =======    ========

----------------------
(1) Does not include shares of Common Stock reserved for issuance upon the exercise of options granted under the Company's stock option plans or shares issuable upon exercise of outstanding warrants other than the Warrants.

                              SELLING SHAREHOLDERS

        In November 1993, the Company issued an underwriter's warrant to Princeton to purchase 139,315 Units, each Unit consisting of one share of Common Stock and a warrant to purchase one share of Common Stock. The underwriter's warrant was subsequently separated into 2 warrants (the "Underwriter's Warrant" and the "Underlying Warrant") and distributed to certain principles of Princeton, Kenneth A. Kamen and Stephen J. Taormina. The exercise price of the Underwriter's Warrant is $1.95 per Unit and the exercise price of the Underlying Warrant is $2.50 per share of Common Stock. The warrant to purchase Units was issued to Princeton as compensation for its services as a representative in the Company's initial public offering in November 1993. The Underwriter's Warrant and the Underlying Warrant are exercisable through November 1, 1998.

        In October 1996, the Company issued a warrant (the "Dominick Warrant") to Dominick to purchase 300,000 shares of Common Stock at an exercise price of $3.00 per share of Common Stock. The Dominick Warrant was issued to Dominick as compensation for financial advisory services. The Dominick Warrant is exercisable through August 15, 2001.

        These shares of Common Stock may be sold at any time or from time to time if a current prospectus relating to such Common Stock is in effect and the securities have qualified for sale. The Company will not receive any proceeds from the market sales of the shares of Common Stock but will receive proceeds of the cash exercise of the Underwriter's Warrant and the Underlying Warrant. Sales of these shares of Common Stock, or even the potential of such sales, could have an adverse effect on the market prices for the Common Stock. See "Risk Factors--Shares Eligible for Future Sale."

        Princeton has not had a material relationship with the Company within the past three years, but will, if certain transactions with ING are consummated (see "Recent Developments") receive warrants to purchase common stock of the Company as a finders' fee. Dominick provided financial advisory services to the Company through December, 1996, for which it earned approximately $50,000 annually. All shares of Common Stock covered by this Prospectus will be sold by the Selling Shareholders as follows.

                                                                 NUMBER
                                                                OF SHARES
                 SELLING SHAREHOLDERS                          TO BE SOLD
                 --------------------                          ----------
                 Kenneth A. Kamen                                139,314
                 Stephen J. Taormina                             139,316
                 Dominick & Dominick Incorporated                300,000


                              PLAN OF DISTRIBUTION

        The shares of Common Stock may be sold from time to time by the Selling Shareholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made in open market transactions on stock exchanges (including the Nasdaq National Market) or otherwise at prices and at terms then prevailing, at prices related to the then current market price or in negotiated transactions. These securities may be sold by one or more of the following methods: (a) block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal, in a market maker capacity or otherwise, and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholder in amounts to be negotiated immediately prior to the sale.

        If any of the following events occurs, this Prospectus will be amended to include additional disclosure before offers and sales of these shares of Common Stock are made: (a) to the extent such securities are sold at a fixed price or by option at a price other than the prevailing market price, such price would be set forth in the Prospectus; (b) if the securities are sold in block transactions and the purchaser wishes to resell, such arrangements would be described in the Prospectus; and (c) if the compensation paid to broker-dealers is other than usual and customary discounts, concessions or commissions, disclosure of the terms of the transaction would be included in the Prospectus. The Prospectus also would disclose if there are other changes to the stated plan of distribution, including arrangements that either individually or as group would constitute an orchestrated distribution of the securities.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of these shares of Common Stock may not simultaneously engage in market making activities with respect to any securities of the Company for a period of at least two (and possibly nine) business days prior to the commencement of such distribution. Accordingly, in the event that any broker-dealer is engaged in a distribution of these shares of Common Stock, it will not be able to make a market in the Company's securities during the applicable restrictive period. However, no broker-dealer that is a market maker has agreed to and none are obligated to act as broker-dealer in the sale of these shares of Common Stock, and the Selling Shareholders likely will be required to sell such securities through a broker-dealer that is not a market maker. In addition, the Selling Shareholders will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M, which provisions may limit the timing of the purchases and sales of shares of the Company's securities by such Selling Shareholders.

        The Selling Shareholders, such brokers or dealers, and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In addition, any securities covered by this Prospectus which later qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this Prospectus.

        The Company is bearing all costs relating to the registration of the shares of Common Stock offered hereby other than certain fees and expenses, if any, of counsel or other advisors to the Selling Shareholders. Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of the Shares will be borne by the Selling Shareholders, the purchasers participating in such transaction, or both.

                                  LEGAL MATTERS

        The validity of the Common Stock offered has been passed upon for the Company by Allen, Matkins, Leck, Gamble and Mallory LLP, Los Angeles, California, counsel for the Company in connection with the offering. Marvin E. Garrett, a member of the law firm of Allen, Matkins, Leck, Gamble & Mallory LLP, beneficially own 32,000 shares of the Company's Common Stock.

                                     EXPERTS

        The consolidated financial statements and schedule of Alpha Microsystems appearing in Alpha Microsystems' Annual Report on Form 10-K for the year ended February 22, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                   LIMITATION OF LIABILITY AND INDEMNIFICATION

        The registrant has adopted provisions in its Articles of Incorporation that eliminate the personal liability of its directors for monetary damages arising from a breach of their fiduciary duties in certain circumstances to the fullest extent permitted by law and that authorize the Registrant to indemnify its directors and officers to the fullest extent permitted by law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

        The Registrant's Bylaws provide that the Registrant shall indemnify its directors an officers to the fullest extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law. The Bylaws also provide that, to the fullest extent permitted by California law, the Registrant shall advance expenses incurred by its directors and officers as a result of any proceedings against them as to which they could be indemnified. The Registrant has entered into indemnification agreements with its


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

officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the California Corporations Code. The indemnification agreements may require the Registrant, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or person controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable. The Registrant believes that its Articles of Incorporation and Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.


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